SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of February, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: four company announcements made on February 11, 2002.

- BT's Chief Executive completes shares purchase

- Notification of director's change of interest - Ben Verwaayen

- Notification of director's change of interest - Sir Christopher Bland

- Notification of director's change of interest - John Nelson

two company announcements made on February 14, 2002

- Adjustment to share interests of Directors

- Modernisation plan for BT Call Centres to sharpen custome focus

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: February 14, 2002

By: [signature]

PATRICIA DAY
Authorized Representative

NR0204 **11 February, 2002**

BT'S CHIEF EXECUTIVE COMPLETES SHARES PURCHASE

BT today confirmed that Ben Verwaayen, BT's Chief Executive, has purchased £1m worth of BT shares as a personal investment, at the earliest opportunity following BT's third quarter results. He now receives a matching £1m of shares from BT, as detailed in his contract.

BT also confirmed that John Nelson, one of BT's most recently appointed non-executive directors, is today buying 49,200 BT shares as a personal investment.

In addition, it was confirmed that BT's Chairman, Sir Christopher Bland is today buying a further £1m worth of shares in BT Group as a personal investment.

Notes for Editors:

1. Ben Verwaayen will receive £1m of matching shares awarded by BT Group at the same share price as when he bought his shares.
2. Ben Verwaayen was awarded £1m worth of shares using the middle market share price of 11 January 2002 (the last day's trading before he joined BT Group on 14 January 2002).
3. Upon becoming Chairman of BT on 1 May 2001, Sir Christopher Bland invested £1m of his own money in BT shares.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All news releases can be accessed at our web site:

http://www.groupbt.com/mediacentre

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Christopher Bland

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Purchase of shares.

7) Number of shares/amount of stock acquired:

purchase of 387,876 shares at 257.8142p per share;

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

11 February 2002

14) Date Company informed

11 February 2002

15) Total holding following this notification

a. 673,876 ordinary shares personal holding;

b. 311,073 ordinary shares in BT Group Incentive Share Plan - contingent award;

c. 314,244 options under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

314,244

23) Any additional information

The above named Director has technical interests, as at 11 February 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 47,313,873 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994;

- A technical interest, together with all employees of BT Group plc in 24,582,504 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification 11 February 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

John Nelson

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Nelson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Purchase of shares.

7) Number of shares/amount of stock acquired:

purchase of 49,200 shares at 257.8142p per share;

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

11 February 2002

14) Date Company informed

11 February 2002

15) Total holding following this notification

50,000 ordinary shares

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification 11 February 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ben Verwaayen

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ben Verwaayen

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

a) Purchase of shares;
b) two awards of shares under BT Group Retention Share Plan;
c) one grant of options under BT Group Global Share Option Plan.

7) Number of shares/amount of stock acquired:

a. purchase of 387,876 shares at 257.8142p per share;

b. award of 393,700 shares under the BT Group Retention Share Plan at 254p per share;

c. award of 387,876 shares under the BT Group Retention Share Plan at 257.8142p per share;

d. grant of options under the BT Group Global Share Option Plan over 1,121,121 shares at 249.75p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

11 February 2002

14) Date Company informed

11 February 2002

15) Total holding following this notification

a. 387,876 ordinary shares personal holding;

b. 781,576 ordinary shares in BT Group Retention Share Plan - contingent awards;

c. 1,121,121 options under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11 February 2002

18) Period during which or date on which exercisable

11 February 2005 - 11 February 2012

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

249.75p

22) Total number of shares or debentures over which options held following this notification

1,121,121 ordinary shares

23) Any additional information

The above named Director has technical interests, as at 11 February 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 47,313,873 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994;

- A technical interest, together with all employees of BT Group plc in 24,582,504 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification 11 February 2002

End

BT – SPECIAL PURPOSE TRUST

Adjustment to share interests of Directors

BT Group plc

BT Group plc advises that, on 13 February 2002, The Royal Bank of Scotland Trust Company (Jersey) Limited (the ***Trustee***), as trustee of a discretionary employee trust established by British Telecommunications plc (***BT***)) (the ***Trust***), transferred 618,037 ordinary shares in BT Group plc (***BT Group Shares***) and 618,037 ordinary shares in mmO_2 plc (***mmO_2 Shares***) to a total of 462 beneficiaries of the Trust in satisfaction of options held by them under the BT Employee Sharesave Scheme 1994.

Following this transfer, the Trustee holds 46,695,836 BT Group Shares, as well as 46,695,836 mmO_2 Shares. The Executive Directors of BT Group plc (Ben Verwaayen, Sir Christopher Bland, Philip Hampton, Andy Green, Pierre Danon and Paul Reynolds) are for the purposes of the Companies Act 1985 treated as interested in all of the BT Group Shares held in the Trust. Despite this technical interest in all of the BT Group Shares, each Executive Director will only be entitled to receive from the Trustee the number of BT Group Shares to which he is entitled on the exercise of options held by him under the BT Employee Sharesave Scheme 1994. Such options are only exercisable until 19 May 2002.

Date of notification 14 January 2002

ends

1430 Thursday February 14, 2002

MODERNISATION PLAN FOR BT CALL CENTRES TO SHARPEN CUSTOMER FOCUS

- £100 million spend to create new generation of multi-function customer contact centres
- Focus is on people, technology, training and working environment
- Consultation with unions on streamlining high-volume call centres
- Several sites likely to close but no compulsory redundancy
- Full details of plan will be announced by the end of March

BT is to modernise extensively its call centre operation and spend £100 million to develop a new generation of facilities that better meet the changing demands of its customers.

BT announced today (Thursday February 14) that it is engaging in formal consultation with unions to ensure best implementation of a two-year strategy to streamline its call centres into a network of state-of-the-art multi-function customer contact sites.

The move comes as BT nears the end of a comprehensive review of 150 of its centres which handle the highest volume of calls.

Pierre Danon, chief executive of BT Retail, said: "The creation of a more modern call centre operation is vital if BT is to achieve the twin goals of industry-best customer service and increased efficiency.

"We are absolutely committed to offering the best possible customer experience and ensuring we develop a call centre operation that will be truly world-class and set the standard for others to follow in Europe. On top of that, we want to achieve this through our own people and centres.

"It is important to note that unlike many other companies, particularly in the telecoms market, we have decided not to outsource our call centre operations, as we recognise they are critical to the quality of the customer experience as we take advantage of opportunities in the broader communications market.

"We are convinced, based on what has already been achieved over the past 18 months, that we can build a sustainable call centre operation capable of meeting and beating the world's best. We will be spending £100 million to ensure our people get the best training, have the best working environment and exploit the best cutting-edge technology to deliver the kind of services our customers want.

"The quality of our call centres is critical to achieving our goal of being the UK's customer service champion within two years. Creating a smaller network of leading-edge multi-function call centres will inevitably mean the closure of a number of sites, but this is the only way forward if we are to keep our call centre operations in-house and make dramatic improvements to the quality of customer service."

"Our planned spend of £100 million on this project generates associated savings, giving a two-year payback. Both the levels of spending and savings were included in the plans I presented for BT Retail in December. Any further financial commitments resulting from this initiative will be revealed when we come back with a more detailed announcement before the end of March," added Danon.

Currently, each of BT's high-volume call centres mostly deals with a specific area of the business. The new multi-function facilities would cover a range of services for residential and small business customers. This would allow greater flexibility and more robust and consistent processes to provide customers with an uniform high-quality service, irrespective of which call centre they dealt with.

Patricia Vaz, managing director of customer services, said there would now be a four-week period of formal consultation with the unions.

"We are committed to working closely with the unions to ensure the changes that have to be made are done with due regard to the welfare of all the people who work in our call centres. After the consultation period is over, we will make a more detailed announcement before the end of March. Whatever the outcome, there will be no compulsory redundancy for our people.

"Job reductions resulting from the project are included in the figure of 13,000 that we have already declared we will achieve across BT Retail over a three-year period. Every year about 10 per cent of people working in our contact centres leave by their own choice to take up positions elsewhere in company or leave BT altogether. This natural wastage, over the two-year implementation period, gives us scope and flexibility and will help with redeployment."

"In parallel with these moves, we are already implementing a raft of other initiatives to improve the standard of our service to the customer. One of the most important of these is a package of measures to ensure calls from our customers are routed more quickly and effectively, reducing frustration with ineffective automated messages and wrong channelling of calls. These changes are being introduced this month.

"Over the past 18 months, we have made much progress in improving the standard of service offered by our call centres. These include a 35 per cent reduction in repeat contacts, a fall of 50 per cent in the number of abandoned calls and a 13 per cent improvement in cost efficiency. But we have now reached a watershed, and, to achieve any further dramatic improvement, we have to re-appraise completely the way in which we organise and run our call centre operations.

"Everything we are currently doing and planning is geared to meeting the changing demands of the customer. Since call centres were first established, the nature of the business has changed dramatically, with a massive increase in the number of products and services they now have to deal with. We have to ensure we can meet the increasingly sophisticated demands of customers who want to contact us through different media, and provide a significantly better experience than the numerous other operators now occupying this highly-competitive sector," added Vaz.

Ends

Inquiries about this news release should be made to the BT Group newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All new releases can be accessed at our web site: http://www.groupbt.com/mediacentre

Malcolm Williams, BT Retail PR manager: Tel 01442 294 306
Claire Dumican, Le Fevre Communications: mobile 07712 821150

Note to editors

BT Retail is one of the businesses that make up the BT Group. Others include BT Ignite, BT Wholesale, BTopenworld, BT Affinitis and Btexact Technologies. It is the UK's leading communications service provider and the prime channel to market for the other businesses in the Group. It has 21 million residential and business customers, a turnover of £11.8bn (in the last full financial year) and around 50,000 employees.